December 3, 2019

Pat Cotroneo
Senior Vice President and Chief Financial Officer
FIBROGEN INC
409 Illinois Street
San Francisco, CA 94158

       Re: FIBROGEN INC.
           Form 10-K for the Year Ended December 31, 2018
           Filed February 27, 2019
           File No. 001-36740

Dear Mr. Cotroneo:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2018

ITEM 1. BUSINESS
PAMREVLUMAB FOR THE TREATMENT OF FIBROSIS AND CANCER
Clinical Development of Pamrevlumab , page 28

1. Please address the following regarding your disclosure of certain serious adverse events
      (SAEs) experienced by patients in the clinical development of
Pamrevlumab:
        You disclose on page 31 that there have been 45 SAEs in 31 patients, four of which were considered possibly related by the principal investigator to study treatment.
        Further, on page 34, you disclose that there were 99 TSAEs; six of which were assessed as possibly related by the principal investigator, and 93 as not related to study treatment.

      Please provide us proposed disclosure to be provided in future filings identifying each treatment related SAE "possibly" related to Pamrevlumab.
 Pat Cotroneo
FIBROGEN INC
December 3, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Sasha Parikh at 202-551-3627 or Rolf Sundwall at 202-551-3105 if you
have any questions.



FirstName LastNamePat Cotroneo                            Sincerely,
Comapany NameFIBROGEN INC
                                                          Division of
Corporation Finance
December 3, 2019 Page 2                                   Office of Life
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